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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                                                            OMB APPROVAL
                                                       -------------------------
                                                       OMB Number 3235-0145
                                                       Expires: October 31, 1997
                                                       Estimated average burden
                                                       hours per form.. 14.90




                   Under the Securities Exchange Act of 1934
                              (Amendment No.  __)*


                        Territorial Resources, Inc.
                              (Name of Issuer)



                        Common Stock (no par value)
                       (Title of Class of Securities)


                                881469 10 0
                                (CUSIP Number)



                Brian A. Lingard, 1300 Main Street, Suite 1840,
                      Houston, Texas 77002; (713) 658-0850
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                              January 8, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 881469 10 0              SCHEDULE 13D           Page  2 of  2  Pages
          ---------                                            --    --


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Asia Energy Ltd.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     A corporation organized under the laws of the Province of Alberta, Canada.
-------------------------------------------------------------------------------
  NUMBER OF SHARES            7  SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING              5,300,000
     PERSON WITH             --------------------------------------------------
                              8  SHARED VOTING POWER
                             --------------------------------------------------
                              9  SOLE DISPOSITIVE POWER

                                 5,300,000
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,300,000
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.76%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

    This Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 1300 Main Street, Suite 1840, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND

    This Schedule 13D is filed on behalf of Asia Energy Ltd., a corporation organized under the laws of the Province of Alberta, Canada ("Asia Energy"), whose principal business is holding oil and gas interests in Asia, and whose principal business and principal office address is c/o Bennett Jones Verchere, 4500, 885 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7,
Attention:  Mr. John F. Curran, Q.C.

    The name, position with Asia Energy, address, citizenship and principal occupation or employment of, and the percentage of the outstanding shares of capital stock of Asia Energy owned by, each executive officer and director of Asia Energy are as follows:

                                                                                               Percent Owned of Outstanding
   Name and                                                          Principal Occupation        Shares of Capital Stock
  Office Held          Address                      Citizenship         or Employment                  of Asia Energy
  -----------          -------                      -----------         -------------                  --------------
Daniel A. Mercier      R.R. 1                         Canada      Chief Operating Officer                11.5%*
President and          Okotoks, Alberta                           Chancellor Resources Inc.
Director               Canada  T0L 1T0                            950, 333 - 5th Ave. S.W.
                                                                  Calgary, Alberta
                                                                  Canada  T2P 3B6

R.A.N. Bonnycastle     Suite 4615 Canterra Tower      Canada      President                              14.5%
Director               400 - 3rd Ave. S.W.                        Cavendish Investing Ltd.
                       Calgary, Alberta                           Suite 4615 Canterra Tower
                       Canada  T2P 4H2                            400 - 3rd Ave. S.W.
                                                                  Calgary, Alberta
                                                                  Canada  T2P 4H2

John F. Curran, Q.C.   4500, 855 - 2nd Street, S.W.   Canada      Lawyer                                    0%
Director               Calgary, Alberta                           Bennett Jones Verchere
                       Canada  T2P 4K7                            4500, 8 55 - 2nd Street S.W.
                                                                  Calgary, Alberta
                                                                  Canada  T2P 4K7

Joseph A. Mercier      Site 30, Box 5, R.R.8          Canada      President                              10.0%**
Director               Calgary, Alberta                           Universal Gas Inc.
                       Canada  T2J 2T9                            910 - 7th Ave. S.W.
                                                                  Calgary, Alberta
                                                                  Canada  T2P 3N8

All Directors and                                                                                        36.0%
Officers as a Group

__________________
*Of such shares, 10% are held by the wife of Daniel A. Mercier. Mr. Mercier is the son of Joseph A. Mercier. In addition, Daniel A. Mercier's brother owns 2% of the outstanding shares of capital stock of Asia Energy. Daniel Mercier disclaims beneficial ownership of the shares of capital stock of Asia Energy held by his father and brother.

**See * above. Joseph A. Mercier disclaims beneficial ownership of the shares of Asia Energy owned by either of his sons or the wife of Daniel A. Mercier.

    During the last five years, neither Asia Energy nor any of the natural persons named above in this Item 2: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The 5,300,000 shares (the "Shares") of Territorial Common Stock were acquired by Asia Energy as a result of its exercise of rights under an Option Agreement, dated the 30th day of November, 1995, by and between Canadian Conquest Exploration Inc., a corporation organized under the laws of the Province of Alberta, Canada ("Canadian Conquest"), and Daniel A Mercier. Mr. Mercier assigned his rights under such Option Agreement to Asia Energy (formerly known as 668347 Alberta Ltd.) pursuant to an Assignment and Novation Agreement, dated as of the 7th day of December, 1995, by and among Canadian Conquest, Mr. Mercier and Asia Energy.

    The purchase price for the Shares consisted of the cash payment of $450,000 (Canadian), which cash payment was paid from the working capital of Asia Energy.

ITEM 4. PURPOSE OF TRANSACTION

    Asia Energy acquired the Shares for investment purposes. See Item 3, above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1, above beneficially owned by Asia Energy is 5,300,000 shares (previously defined as the "Shares") of Territorial Common Stock, which represents approximately 25.76% of the outstanding shares of Territorial Common Stock as of January 10, 1996. None of the natural persons named in Item 2, above beneficially owns any shares of Territorial Common Stock, other than in connection with such person's relationship with Asia Energy, as described under Item 2, above. Each such person disclaims beneficial ownership of the Shares owned by Asia Energy.

    (b) Asia Energy has the sole power to vote and to dispose of the Shares. None of the natural persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of the Shares. No such natural person shares power to vote or to direct the vote of the Shares, nor does any such natural person share power to dispose or to direct the disposition of the Shares.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of Territorial Resources required under Item 6 to be disclosed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 99.1 Option Agreement, dated the 30th day of November, 1995, by and between Canadian Conquest Exploration Inc. and
                  Daniel A. Mercier

    Exhibit 99.2 Assignment and Novation Agreement, dated as of the 7th day of December, 1995, among Canadian Conquest Exploration Inc., Daniel A. Mercier and Asia Energy Ltd. (formerly known as 668347 Alberta Ltd.)

                                        2

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1996


ASIA ENERGY LTD.

By:  s/ Daniel A. Mercier
     -------------------------

   Name:  Daniel A. Mercier
          --------------------

   Title: President
          --------------------




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